                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF
                           1934 (AMENDMENT NO. 3)*

                                   ITEQ, INC.
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   450430103
                                 (CUSIP Number)

                                Richard L. Wynne
                            Porter & Hedges, L.L.P.
                           700 Louisiana, Suite 3500
                           Houston, Texas 77002-2764
                                 (713) 226-0600
             (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                  May 27, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP NO. 450430103                                            PAGE 2 OF 8 PAGES

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Mark E. Johnson

--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *   (a) [x]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS *

              OO
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(E)                                     [ ]

--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.A.
--------------------------------------------------------------------------------

                       7      SOLE VOTING POWER
  NUMBER OF
  SHARES                            1,368,062
  BENEFICIALLY      ------------------------------------------------------------
  OWNED BY EACH        8      SHARED VOTING POWER
  REPORTING
  PERSON WITH
                              -0-
                    ------------------------------------------------------------

                       9      SOLE DISPOSITIVE POWER

                              1,368,062
                    ------------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                              -0-

--------------------------------------------------------------------------------
      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,368,062
--------------------------------------------------------------------------------
      12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES *                                                     [ ]

--------------------------------------------------------------------------------
      13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              8.3%
--------------------------------------------------------------------------------
      14      TYPE OF REPORTING PERSON *
                   IN
--------------------------------------------------------------------------------

                                SCHEDULE 13D

CUSIP NO. 009101106                                            PAGE 3 OF 8 PAGES

--------------------------------------------------------------------------------
      1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Pierre S. Melcher

--------------------------------------------------------------------------------
      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                     (a) [x]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
      3      SEC USE ONLY

--------------------------------------------------------------------------------
      4      SOURCE OF FUNDS *

             OO
--------------------------------------------------------------------------------
      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(E)                                       [ ]

--------------------------------------------------------------------------------
      6      CITIZENSHIP OR PLACE OF ORGANIZATION

             U.S.A
--------------------------------------------------------------------------------
                      7      SOLE VOTING POWER
  NUMBER OF
  SHARES                     1,619,034
  BENEFICIALLY     -------------------------------------------------------------
  OWNED BY EACH       8      SHARED VOTING POWER
  REPORTING
  PERSON WITH                -0-
                   -------------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER

                             1,619,034
                   -------------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                             -0-
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,619,034

--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                    [ ]

--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             10.0%

--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON *
             IN

--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This statement is filed with respect to shares of common stock, par value $.001 per share (the "Common Stock"), of ITEQ, Inc., formerly known as Air-Cure Technologies, Inc. (the "Issuer"). The address of the Issuer's principal executive offices is 2727 Allen Parkway, Suite 760, Houston, Texas 77019.

ITEM 2.  IDENTITY AND BACKGROUND.

         The members of the Group (the "Group"), on whose behalf this statement is filed, consist of the following persons:

1. Mark E. Johnson is an individual whose business address is 2727 Allen Parkway, Suite 760, Houston, Texas 77019. Mr. Johnson is a director and chairman of the board, president and chief executive officer of the Issuer. Mr. Johnson has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation which respect to such laws. Mr. Johnson is a U.S. citizen.

2. Pierre S. Melcher is an individual whose business address is 2727 Allen Parkway, Suite 760, Houston, Texas 77019. Mr. Melcher is a director and senior vice president and treasurer of the Issuer. Mr. Melcher has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation which respect to such laws. Mr. Melcher is a U.S. citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not Applicable.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The transaction that gave rise to this filing was the sale (the "Sale") by Mark E. Johnson and Pierre S. Melcher of 300,000 shares and 400,000 shares of Common Stock respectively, which shares represent more than 1% of the issued and outstanding Common Stock. The Sale occurred on May 27, 1997, pursuant to closing of a firm commitment underwritten public offering of Common

Stock on behalf of the Company and certain selling stockholders (including Messrs. Johnson and Melcher) under Registration Statement on Form S-2 No. 333-23245, declared effective by the Securities and Exchange Commission on May 20, 1997.

         In addition, as a result of the Sale, Messrs. Johnson and Melcher are no longer entitled to nominate two persons to the Issuer's board of directors. These nomination rights formed the basis of the group filing by Messrs. Johnson and Melcher of their initial Schedule 13D and amendments thereto. Accordingly, simultaneously with the Sale, Messrs. Johnson and Melcher have determined that a group filing of Schedule 13D is no longer appropriate. Each of Messrs. Johnson and Melcher has subsequently filed an individual Schedule 13D.

         See Item 6 below for a more complete description of these director nomination rights and certain other agreements entered into by and among, variously, the Issuer, Mr. Johnson and Mr. Melcher, that provide for among other things, registration rights regarding resales of the Common Stock.

         Neither Mr. Johnson nor Mr. Melcher has any present intention to acquire or dispose of additional shares of Common Stock, although such intention is subject to change at any time.

         Although, neither Mr. Johnson nor Mr. Melcher has any specific plans or proposals regarding the Issuer in their respective capacity as a shareholder, each of them will continue to evaluate all alternatives with regard to their respective shares of Common Stock. Except as set forth above, neither Mr. Johnson nor Mr. Melcher has any present plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although each of them reserves the right to do so in the future.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) The following table sets forth the aggregate number and percentage of Common Stock beneficially owned by each of Messrs. Mark E. Johnson and Pierre S. Melcher.

                                 NUMBER OF COMMON
NAME*                        SHARES BENEFICIALLY OWNED               PERCENT OF CLASS
-----                        -------------------------               ----------------
Mark E. Johnson                      1,368,062                          8.4%

Pierre S. Melcher                    1,619,034                         10.0%

* Each of Mr. Johnson and Mr. Melcher disclaim beneficial ownership of the shares of Common Stock owned by the other such persons.

(b) Each person listed above in response to Item 5(a) has the sole power to vote and to direct the vote and the sole power to dispose of and direct the disposition of those shares.

(c) On December 20, 1996, Mr. Johnson purchased, through an individual retirement account, 1000 shares of Common Stock at $4.4375 per share in an open market transaction. On December 5 and December 6, 1996, Mr. Melcher disposed of 7000 shares of Common Stock at $4.60 per share and 2,500 shares of Common Stock at $4.50 per share, respectively, in open market transactions.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Messrs. Johnson and Melcher initially acquired their shares of Common Stock in exchange for an aggregate of 88,750 shares of common stock of Allied Industries, Inc. ("Allied"), pursuant to the terms of the Agreement and Plan of Merger dated October 13, 1995 (the "Merger Agreement"), among the Issuer, its wholly-owned subsidiary, Air-Cure Acquisition Corporation, Allied and Messrs. Johnson and Melcher, as owners of all of the capital stock of Allied. The Merger Agreement provides that so long as the aggregate percentage of the Common Stock issued to Messrs. Johnson and Melcher pursuant to the Merger Agreement and which they continue to hold equals or exceeds 20% of the issued and outstanding shares of Common Stock, Mr. Johnson and Mr. Melcher have the right to nominate to the Issuer's board of directors two persons, not more than one of whom may be an employee of the Issuer. The persons nominated by Mr. Johnson and Mr. Melcher shall be voted upon at each annual meeting of the shareholders of the Issuer. As a result of the Sale, these nomination rights no longer exist. Accordingly, Messrs. Johnson and Melcher have determined that a group filing of the Schedule 13D is no longer appropriate. Each of Messrs. Johnson and Melcher has subsequently filed an individual Schedule 13D.

         Each of Mr. Johnson and Mr. Melcher executed a Stock Distribution Agreement (with the Issuer) dated December 28, 1995 ("Stock Distribution Agreement"). Each Stock Distribution Agreement provides, among other things, that (a) the Issuer will use its best commercial efforts to keep the registration statement described in the Merger Agreement (the "Registration Statement") covering the resale of shares registered on the respective shareholder's behalf current and effective for three years after the closing of the Merger Agreement (which period expires December 1998), (b) if such shareholder intends to sell any of such shares under the Registration Statement, the shareholder will give written notice to the Issuer at least two business days prior to making any offers or sales of such shares, and (c) each such shareholder agrees that he will offer and sell shares under the Registration Statement only in compliance with applicable securities laws.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A*       Agreement and Plan of Merger dated as of October 13, 1995, among the Issuer, Air-Cure Acquisition Corporation, Allied
                 Industries, Inc., Mark E. Johnson and Pierre S. Melcher.

Exhibit B*       Stock Distribution Agreement between the Issuer and Mark E.
                 Johnson dated December 28, 1995.

Exhibit C*       Stock Distribution Agreement between the Issuer and Pierre S.
                 Melcher dated December 28, 1995.

----------------

* Previously filed.




                            [SIGNATURE PAGE FOLLOWS]

                                   SIGNATURES

         After reasonable inquiry and to the best of the respective undersigned's knowledge and belief, each of the undersigned, certify that the information set forth in this statement which relates to such undersigned is true, complete and correct.

Date: June 18, 1997


                                                 /s/ Mark E. Johnson
                                                ------------------------------
                                                Mark E. Johnson


                                                 /s/ Pierre S. Melcher
                                                ------------------------------
                                                Pierre S. Melcher